PROSPECTUS ADDENDUM Dated December 30, 2016 Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-204908

PROSPECTUS ADDENDUM
(to Prospectus Addendum dated March 18, 2016,
Pricing Supplement dated February 19, 2016, Product Supplement dated February 12, 2016 and Prospectus dated April 29, 2016)

UBS AG

FI Enhanced Global High Yield ETN due March 3, 2026

The discussion below regarding Section 871(m) of the Code in this prospectus addendum supersedes any discussion of Section 871(m) in the applicable pricing supplement and is otherwise intended to be read in conjunction with the discussion under “Material U.S. Federal Income Tax Consequences — Non-United States Holders” in the pricing supplement.

Treasury regulations issued under Section 871(m) of the Code impose a 30% withholding tax (which may be reduced by an applicable income tax treaty) on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” (“specified ELI”) that references one or more indices containing dividend paying U.S. equity securities (“Section 871(m) withholding”). Section 871(m) withholding will take effect on January 1, 2017 (the “grandfather date”) with respect to such instruments entered into on or after that date, and can apply even if such instrument does not provide for payments that reference dividends.  Section 871(m) withholding generally will not apply to specified ELIs that were entered into before the grandfather date.

In addition, on December 2, 2016 the IRS issued Notice 2016-76, which states that the Treasury Department and the IRS intend to amend the applicability dates of the Treasury regulations to provide that Section 871(m) withholding will apply to all dividend equivalents paid or deemed paid on specified ELIs that have a delta of one (“delta one specified ELIs”) issued on or after the grandfather date, and to all dividend equivalents paid or deemed paid on all other specified ELIs issued on or after January 1, 2018.

We have determined that the Securities are delta one specified ELIs. Therefore, any Securities issued after the grandfather date (“Additional Securities”) will be subject to Section 871(m) withholding. We will not pay any additional amounts with respect to any amounts withheld.

Further, because the Securities trade solely in book-entry form and Additional Securities will be fungible with Securities issued prior to the grandfather date, non-U.S. holders of Securities, even if purchased before the grandfather date, may not be able to establish to UBS, their custodians and other withholding agents that their Securities are exempt from Section 871(m) withholding.  Accordingly, if Additional Securities are issued, UBS expects that it would treat all Securities as subject to Section 871(m) withholding beginning on the grandfather date. UBS expects that other withholding agents would take a similar position.

Therefore, if Additional Securities are issued, it is possible that non-U.S. holders of all Securities, whether issued before or after the grandfather date, could be subject to Section 871(m) withholding beginning on the grandfather date. Non-U.S. holders of Securities issued before the grandfather date are urged to consult their tax advisors regarding whether, and how, they may be able to obtain a refund of Section 871(m) withholding.  We will not pay any additional amounts with respect to any amounts withheld.

Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would thereafter be subject to the same Section 871(m) consequences as Securities issued on or after January 1, 2017.

Finally, any payments on the Securities that are subject to Section 871(m) withholding will also be subject to the FATCA rules that impose a 30% withholding tax on certain payments to investors and intermediaries if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The application of Section 871(m) to the Securities is complex, and uncertainties exist regarding how the new regulations will apply to the Securities. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. If you are a non- U.S. holder, you should consult your tax advisor about the application of Section 871(m) to your Securities.

Non-U.S. holders are urged to consult their own tax advisors regarding the potential application of Section 871(m), the regulations thereunder and Section 871(m) withholding in respect of their acquisition and ownership of the Securities.

UBS Investment Bank	UBS Securities LLC
Prospectus Addendum dated December 30, 2016